SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35297; File No. 812-15548

CMFG Variable Annuity Account, et al.

August 16, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") approving the substitution of certain securities pursuant to section 26(c) of the Investment Company Act of 1940 (the "Act").

Summary of Application: Applicants request an order pursuant to Section 26(c) of the Act approving the proposed substitution of shares of the Vanguard Total International Stock Market Index Portfolio and the Vanguard High Yield Bond Portfolio for shares of, respectively, the USF International Stock Fund and the USF High Income Fund (each a series of the Ultra Series Fund trust) held by the Separate Accounts (defined below) as investment options for certain variable life insurance and variable annuity contracts issued by CMFG Life Insurance Company.

Applicants: CMFG Life Insurance Company and CMFG Variable Annuity Account and CMFG Variable Life Insurance Account (the "Separate Accounts").

Filing Dates: The application was filed on February 9, 2024, and amended on July 1, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on September 10, 2024, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Britney Schnathorst, Britney.Schnathorst@trustage.com.

FOR FURTHER INFORMATION CONTACT: Kris Easter Guidroz, Senior Counsel, or Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' amended and restated application, dated July 1, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.